Exhibit 99.1
ANNUAL GENERAL MEETING NOTICE OF MEETING THE HAGUE AND LONDON, TUESDAY MAY 19, 2009 This document is important and requires your immediate attention. If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial advisor authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial advisor. If you have sold or transferred all your ordinary shares in Royal Dutch Shell plc (the “Company”), please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

3e Company’s Annual Report and Form 20-F for the year ended December 31, 2008, the Annual Review and Summary Financial Statements 2008 are available on www.shell.com/annualreport and the 2009 Notice of Meeting is available on www.shell.com/agm. If you would like, free of charge, a paper copy of any of these documents [A], please contact one of the following: 3e Netherlands Royal Dutch Shell plc c/o Euro Mail B.V. Tel +31 (0)182 645669 United Kingdom Royal Dutch Shell plc c/o Bankside Tel +44 (0)1635 232700 United States Tel 888 400 7789 [A] 3e Annual Review and Summary Financial Statements 2008 and the 2009 Notice of Meeting are also available in Dutch. E-COMMUNICATION If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company’s Annual Report and Annual Review and Summary Financial Statements) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address by registering online at www.shareview.co.uk/clients/shell, you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you can still ask for a paper copy at any time. In October 2007 we sent a letter to registered shareholders who held shares in their own name, and those who held their shares in the Royal Dutch Shell Corporate Nominee, asking whether in the future they wished to receive shareholder communications in electronic form or paper form. If at that time you elected to receive communications in paper form and now wish to change your mind and receive communications in electronic form, or you did not respond to the letter but wish in future to receive communications in paper form, please contact our Registrar at the address below.

CONTENTS CHAIRMAN’S LETTER 4 NOTICE OF MEETING 6 EXPLANATORY NOTES ON RESOLUTIONS 8 SHAREHOLDER NOTES 11 ATTENDANCE ARRANGEMENTS THE HAGUE, THE NETHERLANDS 14 LONDON, UNITED KINGDOM 15

CHAIRMAN’S LETTER Dear Shareholder, I am pleased to invite you to the Company’s Annual General Meeting, which will be held on Tuesday May 19, 2009. The principal meeting place for the AGM will be in The Hague, with an audio-visual link to a satellite meeting place in London. As last year, while the Directors will be located in The Hague, shareholders located in London will be able to participate fully in the meeting via an audio-visual link. Shareholders in each location will be able to see and hear the other location by way of large screens located on stage, and ask questions at designated question points. Shareholders in both The Hague and London will also be able to vote simultaneously on each of the resolutions, and on any other matter which may properly come before the meeting, using electronic handsets. Details of the arrangements for the meeting locations in The Hague and London are given on pages 14 and 15. BUSINESS OF THE MEETING The business to be conducted at the meeting is set out in this Notice with explanatory notes concerning each of the resolutions. The business is of a routine nature for a listed company and your Board recommends that you vote in favour of each of the resolutions. DIRECTORS I would like in particular to bring to your attention Resolutions 3 to 9, which relate to the appointment and re-appointment of Directors.

We were also pleased to announce in December of last year the appointment of Hans Wijers as a Non-executive Director with effect from January 1, 2009 and Resolution 9 deals with his re-appointment by shareholders in accordance with the Company’s Articles of Association. I believe that each of the appointments and re-appointments proposed in Resolutions 3 to 9 is in the best interests of the Company. The biographical details of each Director are given on pages 8 and 9 and I hope you will vote in support of these resolutions. Finally, I would like to take this opportunity to thank Nina Henderson and Rob Routs, both of whom stood down as Directors with effect from December 31, 2008, and Maarten van den Bergh who will stand down at the close of business of the AGM, for their long and distinguished service to the Company. QUESTION AND ANSWER SESSION The Annual General Meeting provides an opportunity for you to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chairman of the Meeting, I will endeavour to ensure that discussions are kept relevant and that as many shareholders as possible have the opportunity to speak. VOTING All resolutions for consideration at the meeting will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. Even if you are not able to come to the meeting, I would urge you to vote by following the guidance notes on pages 11 to 13. Yours faithfully, Jorma Ollila 33333333

NOTICE OF MEETING Notice is hereby given that the Annual General Meeting of Royal Dutch Shell plc (the “Company”) will be held at Circustheater, Circusstraat 4, 3e Hague, the Netherlands at 11.00 am (Dutch time) on Tuesday May 19, 2009, with an audio-visual link to a satellite meeting place at 3e Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time), for the purposes of considering the following business: To consider and, if thought fit, to pass the following resolutions, with those numbered 1 to 12 and 15 being proposed as ordinary resolutions and those numbered 13 and 14 being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, whilst in the case of special resolutions at least three quarters of the votes cast must be in favour. RESOLUTION 1 That the Company’s annual accounts for the financial year ended December 31, 2008, together with the Directors’ report and the Auditors’ report on those accounts, be received. RESOLUTION 2 That the Remuneration Report for the year ended December 31, 2008, set out in the Annual Report and Accounts 2008 and summarised in the Annual Review and Summary Financial Statements 2008, be approved. RESOLUTION 3 That Simon Henry be appointed as a Director of the Company with effect from May 20, 2009. RESOLUTION 4 That Lord Kerr of Kinlochard be re-appointed as a Director of the Company. RESOLUTION 5 That Wim Kok be re-appointed as a Director of the Company.

RESOLUTION 13 3at subject to the previous resolution being passed the Board be and hereby is empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment is treated as an a llotment of equity securities under Section 94(3A) of the said Act as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, provided that this power shall be limited: (A) to the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares (excluding treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (as the case may be) (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and (B) in the case of the authority granted under Resolution 12 and/or in the case of any transfer of treasury shares which is treated as an allotment of equity securities under Section 94 (3A) of the Companies Act 1985, to the allotment (otherwise than pursuant to sub-paragraph (A) above) of equity securities up to an aggregate nominal value of †21 million, and shall expire on June 30, 2010 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired. such authority to expire on June 30, 2010 or, if earlier, at the conclusion of the next Annual General Meeting of the Company, but so that the Company may before such expiry, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry. In execut ing this authority, the Company may purchase shares using any currency, including pounds sterling, US dollars and euros. RESOLUTION 15 That, in accordance with Section 366 of the Companies Act 2006 and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect) be authorised to:

EXPLANATORY NOTES ON RESOLUTIONS NOTE TO RESOLUTION 1 Annual Report and Accounts The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2008 together with the Directors’ report and the Auditors’ report on those accounts. NOTE TO RESOLUTION 2 Consideration and approval of the Remuneration Report Resolution 2 is a resolution seeking approval of the Directors’ Remuneration Report for the year ended December 31, 2008. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 1985. The Board considers that the policy and practice outlined in the Report are appropriate to the Company’s circumstances and that the Report should receive shareholder support.

Lord Kerr of Kinlochard GCMG Deputy Chairman and Senior Independent Non-executive Director Born February 22, 1942. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2002 to 2005. A member of the UK Diplomatic Service from 1966 to 2002, he was UK Permanent Representative to the EU, British Ambassador to the USA and Foreign O3ce Permanent Under Secretary of State. He was Secretary-General of the European Convention (2002-2003), and in 2004 became an independent member of the House of Lords and sits on the EU Select Committee. He is a Non-executive Director of Rio Tinto plc and the Scottish American Investment Company plc, a Scottish Power Advisory Board member, Chairman of Imperial College, and a Trustee of the National Gallery and of the Rhodes, Fulbright, and Carnegie Trusts. Member of the Nomination and Succession Committee and the Remuneration Committee Wim Kok Non-executive Director Born September 29, 1938. A Dutch national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch Supervisory Board from 2003 to July 4, 2005. He chaired the Confederation of Dutch trade unions (FNV) before becoming a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). Appointed Minister of Finance in 1989 and Prime Minister in 1994, serving for two periods of government up to July 2002. Member of the Supervisory Boards of ING Groep N.V., KLM N.V. and TNT N.V. Chairman of the Corporate and Social Responsibility Committee and Member of the Nomination and Succession Committee

EXPLANATORY NOTES ON RESOLUTIONS NOTE TO RESOLUTION 13 Disapplication of pre-emption rights Under Section 89 of the Companies Act 1985, when new shares are allotted or treasury shares are sold for cash, they must first be offered to existing shareholders pro rata to their holdings. This special resolution renews, for the period ending on June 30, 2010, or, if earlier, the date of the next Annual General Meeting, the authorities of the Directors to (a) allot shares of the Company in connection with a rights issue or other pre-emptive offer; and (b) otherwise allot shares of the Company, or sell treasury shares for cash, up to an aggregate nominal value of †21 million (representing, in accordance with institutional investor guidelines, approximately 5% of the share capital in issue as at March 11, 2009) as if the pre-emption rights of Section 89 did not apply. In respect of this aggregate nominal amount, the Directors also confirm their intention to follow the provisions of the Pre-Emption Group’s at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out. 3e current authority will expire at the conclusion of this AGM and the Directors are seeking renewal until June 30, 2010 or the date of the next Annual General Meeting, if earlier. 3e maximum number of shares covered by the new authority is 624 million ordinary shares — being approximately 10% of the issued ordinary share capital as at March 11, 2009 — and the price limits will be as described above for the current authority. Any shares purchased under the renewed authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. It is the intention of the Company to hold some or all of the shares which are repurchased under this authority as treasury shares within the limits allowed

SHAREHOLDER NOTES ATTENDANCE AND APPOINTMENT OF A PROXY If you wish to attend the Annual General Meeting or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares. There are several ways in which Royal Dutch Shell ordinary shares or an interest in those shares can be held. These include: form in a shareholder’s own name; brokers); or Depositary Receipts (ADRs) with the Depositary (The Bank of New York Mellon). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he/she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee

SHAREHOLDER NOTES Shareholders holding their shares through Euroclear Nederland (via banks or brokers) Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members — such shares are included in the Register of Members under the name of Euroclear. If shareholders who hold their shares through Euroclear wish to (i) attend the AGM or (ii) appoint a proxy to attend, speak and vote on their behalf or (iii) give voting instructions without attending the meeting, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. In all cases the validity of the instruction will be conditional upon ownership of the shares no later than 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 15, 2009. Shareholders holding their shares through Euroclear and who indicate they wish to attend the AGM will not receive an admittance card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Holders of American Depositary Receipts (ADRs) Registered ADR holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on the Voting Instruction Form and return it to the Depositary, The Bank of New York Mellon. Those who hold their ADRs beneficially through a bank or broker CORPORATE REPRESENTATIVES In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the Meeting as its corporate representative a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote

- This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the meeting in person and vote on behalf of the shareholder.

- No special software is required in addition to internet access.

- To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out directly below the shareholder's name on the Proxy Form or Voting Instruction Form. These numbers are unique to the particular holding and the 2009 AGM and contain special security aspects to prevent fraudulent replication.

- In the interests of security, the reference numbers will not be re-issued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form.

- An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than www.sharevote.co.uk and will not be accepted if found to contain a virus.

- The final time for receipt of proxies is 6.00 pm (Dutch time), 5.00 pm (UK time) on Friday May 15, 2009. You may change your appointment or voting instructions by submitting a new form in either hard-copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted.

CREST ELECTRONIC PROXY APPOINTMENT
CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA19) by the latest time(s) for receipt of proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

ELECTRONIC ADDRESSES
You may not use any electronic address in this Notice of Meeting or any related documents (including Proxy Forms) to communicate with the Company about proceedings at the 2009 AGM or the contents of this Notice of Meeting.

SHARES AND VOTING RIGHTS
The total number of Royal Dutch Shell plc ordinary shares in issue as at March 11, 2009 is 3,545,663,973 A shares and 2,695,808,103 B shares, and 50,000 sterling deferred shares. The A shares and the B shares have voting rights but the sterling deferred shares have no voting rights. The Company holds no shares in treasury.

DOCUMENTS AVAILABLE FOR INSPECTION
The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays, Sundays and public holidays excluded), will also be available for inspection at each of the AGM venues from 10.45 am (Dutch time), 9.45 am (UK time) on the day of the AGM until the conclusion of the AGM:

- a copy of each Executive Director's contract of service;
- a copy of each Non-executive Director's letter of appointment; and
- the Memorandum and Articles of Association.

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ATTENDANCE – THE HAGUE, THE NETHERLANDS

VENUE
Circustheater, Circusstraat 4, 2586 CW The Hague, the Netherlands.

TIME
Meeting starts at 11.00 am (Dutch time).
Registration is open from 9.30 am (Dutch time).

HOW TO ASK A QUESTION
There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

VOTING
Shareholders in both The Hague and London will be able to vote simultaneously, using the electronic handsets provided, on each of the resolutions and any other matter which may properly come before the meeting.

REFRESHMENTS
Tea and coffee will be served before the AGM and a light lunch will be served after the AGM.

HOW TO GET THERE
The Circustheater is opposite the tramstop "Circustheater" – tram 9 from The Hague Hollands Spoor Station and The Hague Central Station.

CAR PARKING
Car parks are located at Nieuwe Parklaan and Scheveningen Bad, Zwolsestraat (a return coach shuttle service is available from Scheveningen Bad, Zwolsestraat to the Circustheater).

SHAREHOLDERS WITH SPECIAL NEEDS
There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY
In the interests of security, electrical equipment and cameras will not be permitted in the AGM. A routine bag search will be undertaken for those persons wishing to take bags into the AGM.


GRONINGSESTRAAT
ZWOLSESTRAAT
STRANDWEG
Sea Life Scheveningen
HARSTENHOEKWEG
Holland Casino Scheveningen
BOSSCHESTRAAT
CIRCUSTHEATER
GENTSESTRAAT
BADHUISWEG
GEVERS DEYNOOTWEG
STEVINSTRAAT
DIRK HOOGENRAADSTRAAT
MESSSTRAAT
NIEUWE PARKLAAN
P

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ATTENDANCE — LONDON, UNITED KINGDOM VENUE 3e Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom. TIME Meeting starts at 10.00 am (UK time). Registration is open from 8.30 am (UK time). HOW TO ASK A QUESTION 3ere will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question. VOTING Shareholders in both 3e Hague and London will be able to vote simultaneously, using the electronic handsets provided, on each of the resolutions and any other matter which may properly come before the meeting. REFRESHMENTS Tea and co3ee will be served before the AGM and a light lunch will be served after the AGM.

SHELL ANNUAL REPORTS Annual Report and Form 20-F for the year ended December 31, 2008 A comprehensive operational and financial overview of Shell. Annual Review and Summary Financial Statements 2008 A summarised operational and financial overview of Shell. Jaaroverzicht en verkorte jaarrekening 2008 Dutch language version. OTHER PUBLICATIONS Shell Technology Report An overview of 27 advanced technologies. www.shell.com/technology Shell General Business Principles Fundamental principles that govern how each Shell company conducts its affairs. www.shell.com/sgbp